Form 4
Statement of changes in beneficial ownership.

1.  Name and address of reporting person:
    Paul A. Saxton
    1536 Beech Street
    Terre Haute,  IN  47804

2.  Issuer name and ticker or trading symbol:
    General Housewares Corp.  (GHW)

4.  Statement for month/year:
    September 1997

6.  Relationship of reporting person to issuer:
    President and CEO and Director

1.  Title of security:
    Common Stock

2.  Transaction date:
    September 18, 1997

3.  Transaction code:
    S

4.  Securities acquired (A) or Disposed of (D):
    500       D        10.68
    500       D        10.56

5.  Amount of securities beneficially owned at end of month:
    0 by spouse
    Amount of securities beneficially owned at end of month:
    17,544

6.  Ownership form:  Direct (D) or Indirect (I):
    I by spouse*
    Ownership form:  Direct (D) or Indirect (I):
    D


7.  Nature of Indirect Beneficial Ownership
    By spouse*

*   Beneficial ownership expressly disclaimed


/s/   Paul A. Saxton
Date: October 7, 1997
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